Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: April 27, 2004

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Press Release
SIGNATURES

Press Release

Swisscom Ltd sixth General Meeting of Shareholders in Lucerne:

Swisscom shareholders approve dividend of
CHF 13 per share

At the sixth Swisscom General Meeting of Shareholders on 27 April 2004 in Lucerne, all proposals recommended by the Board of Directors were approved. For the year 2003 Swisscom will pay shareholders a dividend of CHF 13 per share. Swisscom expects to launch its previously announced CHF 2 billion share buy-back programme in May.

The sixth Swisscom General Meeting of Shareholders on 27 April 2004 in Lucerne was attended by 1’543 shareholders, representing 72,51 per cent of the voting shares.

The shareholders approved the Annual Report, the financial statements and the consolidated financial statements for the year 2003 and approved the proposal of the Board of Directors for a dividend payment of CHF 13 per share (compared with CHF 12 the previous year). After deduction of withholding tax, this amounts to a net dividend of CHF 8.45. Swisscom will thus make a total dividend payment of CHF 861 million (gross). The net dividend sum, free from expenses, will be distributed to shareholders on 30 April 2004.

As previously announced, in addition to the dividend, Swisscom will buy back CHF 2 billion worth of its own shares via the second trading line. The share buy-back programme is expected to be launched in May. The repurchased shares are for a capital reduction to be proposed at the 2005 General Meeting.

The General Meeting granted discharge to the members of the Board of Directors and the Executive Board for the 2003 financial year. KPMG Klynveld Peat Marwick Goerdeler SA were elected for a one-year term as the statutory auditors and Group auditors.

Lucerne, 27 April 2004

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: April 27, 2004	by: /s/ Stephan Wiederkehr

Name: Stephan Wiederkehr Title: Senior Counsel Head of Corporate & Financial Law